January 17, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Diffusion Pharmaceuticals Inc.
Registration Statement on Form S-1 (Registration No. 333-222203) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as managing underwriter for the referenced offering, hereby concurs in the request by Diffusion Pharmaceuticals Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. Eastern Time on Wednesday, January 17, 2018, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name: Mark W. Viklund
Title: Chief Executive Officer